

SembCorp Industries

Co Regn No: 199802418D


SEC MAIL
RECEIVED
PROCESSING
APR 1 8 2006
WASH. D.C.
209
SECTION

Rule 12g3-2(b) File No. 825109

31 March 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06012716

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


SembCorp
Industries


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2006
WASH, D.C. 209 SECTION

Co Regn No: 199802241 8D

Press Release

SembCorp and Allseas reach full and final settlement for Solitaire Arbitration

March 30, 2006 – SembCorp Industries Ltd announces that its subsidiary Sembawang Corporation Ltd (Sembawang) has today concluded an agreement for a full and final amicable settlement of the dispute between Sembawang and Allseas relating to the conversion of the pipelay vessel *Solitaire*. The case has been under arbitration in London since 1995.

Under this final settlement agreement, Sembawang will pay Allseas a sum of Euro 350 million, within 14 days from the date of agreement. The settlement agreement provides for a full and final settlement and release by each party of the other of all claims, counterclaims and liabilities of any nature relating to the *Solitaire* conversion.

Arising from the settlement, and taking into account provisions made in the previous years, an exceptional charge of approximately S$65 million will be taken in the first quarter of 2006. The settlement sum will be funded through internal sources.

By Order of the Board
Kwong Sook May
Company Secretary

For media and analysts' enquiries, please contact:

April Lee

Vice President, Group Corporate Relations

Tel: +65 6723 3160 *Email: april.lee@sembcorp.sg*


SembCorp
Industries



Co Regn No: 199802241 8D

Press Release

SembCorp reaches full and final settlement for Solitaire Case

[date], 2006 – SembCorp Industries Ltd announces that its subsidiary Sembawang Corporation Ltd (Sembawang) has today concluded an agreement for a full and final amicable settlement of the dispute between Sembawang and Allseas relating to the conversion of the *Solitaire* pipelay vessel. The case has been under arbitration in London since 1995.

Under this final settlement agreement, Sembawang will pay Allseas a sum of Euro 350 million, within 14 days from the date of agreement. The settlement agreement provides for a full and final settlement and release by each party of the other of all claims, counterclaims and liabilities of any nature relating to the *Solitaire*, including any claims for interest and legal costs.

Arising from the settlement, and taking into account provisions made in the previous years, an exceptional charge of approximately S$65 million will be taken in the first quarter of 2006. The settlement sum will be funded through internal sources.

By Order of the Board
Kwong Sook May
Company Secretary

For media and analysts' enquiries, please contact:

April Lee

Vice President, Group Corporate Relations

Tel: +65 6723 3160 *Email: april.lee@sembcorp.sg*